

07007909

UNITEDSTATES
[illegible]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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BB 8/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PI Financial (US) Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 - 666 Burrard Street
(No. and Street)

Vancouver (City) British Columbia (State) V6C 3N1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Andrew Murray (604) 664-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

333 Seymour Street (Address) Vancouver (City) British Columbia (State) V6B 0A4 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, D. Andrew Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific International Securities (U.S.) Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

Richard W. Thomas
Barrister & Solicitor
(604) 664-3617

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pacific International Securities (U.S.) Inc.

Financial Statements

March 31, 2007

(U.S. Dollars)



Grant Thornton



Contents

	Page
Auditors' Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Financial Condition	4
Statement of Changes in Stockholder's Equity	5
Notes to the Financial Statements	6-9
Schedule 1 - Computation of Net Capital	10-11
Schedule 2 - Other Representations	12
Schedule 3 - Reconciliation of Computation of Net Capital	13
Schedule 4 - Supplementary Report of Independent Registered Public Accounting Firm on Internal Control	14-15

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

Auditors' Report

To the Shareholder of
Pacific International Securities (U.S.) Inc.

We have audited the statement of financial condition of Pacific International Securities (U.S.) Inc. as at March 31, 2007 and the statements of income, changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2007 and the results of its operations and changes in financial condition for the year then ended in accordance with Canadian generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chartered Accountants

Vancouver, Canada
May 4, 2007

Grant Thornton Place
Suite 1600
333 Seymour Street
Vancouver, British Columbia
V6B 0A4
T (604) 687-2711
F (604) 685-6569
E Vancouver@GrantThornton.ca
W www.GrantThornton.ca

Pacific International Securities (U.S.) Inc.
Statement of Financial Condition

March 31 (U.S. Dollars)	2007	2006
Assets		
Current		
Cash	$ 2,549,276	$ 1,996,917
Accounts receivable (Note 5)	160,477	160,657
Due from clients	246,755	1,301,446
Due from broker and dealer (Note 5)	-	334,865
Prepaid expenses	1,565	-
Income taxes receivable	187,435	256,329
	$ 3,145,508	$ 4,050,214
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 16,793	$ 23,099
Due to clients	-	334,865
Due to broker and dealer (Note 5)	246,755	1,301,446
	263,548	1,659,410
Stockholder's Equity		
Capital stock (Note 4)	1,225,100	1,225,100
Retained earnings	1,656,860	1,165,704
	2,881,960	2,390,804
	$ 3,145,508	$ 4,050,214

On behalf of the Board

_______________ Director _______________ Director

See accompanying notes to the financial statements.

Pacific International Securities (U.S.) Inc.
Statement of Income

Year Ended March 31 (U.S. Dollars)	2007	2006
Income		
Institutional sales	$ 2,553,863	$ 1,990,775
Private placements	2,225,062	1,235,014
Interest	91,009	46,449
Other	16,565	85,701
	4,886,499	3,357,939
Variable compensation	1,924,051	1,250,434
Contribution to overhead	2,962,448	2,107,505
Expenses		
Advertising, entertainment and promotion	16,781	10,038
Audit and legal	29,641	37,986
Clearing fees (Note 5)	432,815	243,560
Data processing	35,457	33,484
Memberships	15,908	18,517
Miscellaneous	9,652	15,947
Postage, stationery and office	1,040	1,463
Premises rental (Note 5)	57,447	53,330
Research fees (Note 5)	357,093	281,083
Trading fees (Note 5)	100,672	80,309
	1,056,506	775,717
Earnings before income taxes	1,905,942	1,331,788
Income taxes	414,786	274,246
Net earnings	$ 1,491,156	$ 1,057,542

See accompanying notes to the financial statements.

Pacific International Securities (U.S.) Inc.
Statement of Changes in Financial Condition

Year Ended March 31 (U.S. Dollars)	2007	2006
Cash derived from (applied to)		
Operating		
Net income	**$ 1,491,156**	$ 1,057,542
Change in non-cash *operating* working capital		
Decrease in accounts receivable	**180**	49,658
Decrease (increase) in amounts due from clients	**1,054,691**	(1,301,446)
Decrease in amounts due from broker and dealer	**334,865**	52,314
Increase in prepaid expenses	**(1,565)**	-
Decrease (increase) in taxes receivable	**68,894**	(491,286)
(Decrease) increase in accounts payable and accrued liabilities	**(6,306)**	14,587
Decrease in amounts due to clients	**(334,865)**	(52,314)
(Decrease) increase in amounts due to broker and dealer	**(1,054,691)**	1,301,446
	1,552,359	630,501
Financing		
Dividends paid	**(1,000,000)**	(1,000,000)
Net increase (decrease) in cash	**552,359**	(369,499)
Cash, beginning of year	**1,996,917**	2,366,416
Cash, end of year	**$ 2,549,276**	$ 1,996,917

Supplementary cash flow information		
Interest received	**$ 91,009**	$ 28,078
Income taxes	**435,011**	128,862

See accompanying notes to the financial statements.

Pacific International Securities (U.S.) Inc.
Statement of Changes in Stockholder's Equity

Year Ended March 31, 2007
(U.S. Dollars)

	Common Stock			
	Shares	Amount	Retained Earnings	Total
Balance, March 31, 2005	1,225,100	$ 1,225,100	$ 1,108,162	$ 2,333,262
Net income, year ended March 31, 2006	-	-	1,057,542	1,057,542
Dividends	-	-	(1,000,000)	(1,000,000)
Balance, March 31, 2006	1,225,100	1,225,100	1,165,704	2,390,804
Net income, year ended March 31, 2007	-	-	1,491,156	1,491,156
Dividends	-	-	(1,000,000)	(1,000,000)
Balance, March 31, 2007	1,225,100	$ 1,225,100	$ 1,656,860	$ 2,881,960

See accompanying notes to the financial statements.

1. Nature of operations

Pacific International Securities (U.S.) Inc. (the "company") is a broker/dealer registered under the Securities Exchange Act of 1934 and incorporated under the Business Corporations Act (British Columbia) on January 13, 2003.

The company became a registrant with the National Association of Securities Dealers, Inc. (the "NASD") on December 2, 2003.

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Revenue recognition

Institutional sales revenue consists of revenue generated through commission based brokerage services provided to institutional clients, recognized on a settlement date basis.

Private placements revenue consists of commissions earned on private placements of securities. Commissions earned on private placements of securities are recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable.

Interest revenue consists of amounts earned on cash deposited in bank accounts. The interest is recognized as it is earned.

Other revenue consists primarily of foreign exchange gains from the conversion of monetary asset holdings to United States dollars.

Foreign currency translation

Monetary asset and liability accounts denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction date. Gains and losses from currency translations are included in the determination of earnings for the year.

Marketable securities transactions

Marketable securities transactions processed on behalf of the company's clients and the related revenues and expenses are recorded on a settlement date basis.

3. Financial instruments

In the normal course of business the company is exposed to credit risk, market risk, interest rate risk and foreign exchange risk. These risks are managed in the following manner:

(a) Credit risk

The company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the company. To minimize its exposure, the company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, and limits the total value of transactions with specific counterparties.

(b) Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The company is exposed to market risk as a result of its dealing in equity securities. The company mitigates its market risk exposure through controls to limit the concentration levels and capital usage within its accounts.

(c) Foreign exchange risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in losses. The company's parent hedges its exposure to U.S. dollar foreign exchange risk but does not hedge its exposure to Canadian dollar foreign exchange risk.

(d) Fair value of financial assets and liabilities

The company's financial instruments consist of cash, due from (to) clients, due from (to) broker and dealer, accounts receivable, accounts payable and accrued liabilities and income taxes payable. The fair value of these financial instruments approximates their carrying values. It is management's opinion that the company is not exposed to significant interest or credit risks arising from these financial instruments.

4. Capital stock	**2007**	2006
Authorized:		
100,000,000 common shares without par value		
Issued:		
1,225,100 common shares	**$ 1,225,100**	$ 1,225,100

(U.S. Dollars)

5. Related party transactions

During the year the company paid $890,580 (2006: $604,952) in clearing, research, and trading fees and $57,447 (2006: $53,330) in premises rental to its parent company, Pacific International Securities Inc.

At March 31, 2007 amounts due from and to broker and dealer include $Nil (2006: $334,865) and $246,755 (2006: $1,301,446) respectively due to Pacific International Securities Inc.

At March 31, 2007 accounts receivable include $141,624 (2006: $144,306) due from Pacific International Securities Inc.

The above transactions occurred in the normal course of operations and are measured at the exchange amount as agreed to by the related parties.

6. Concentrations

For the year ended March 31, 2007, three (2006: three) customers, each of whom accounted for more than 10% of the company's commission and private placement revenue, accounted for approximately $2,608,500 (2006: $2,020,920) of commission and private placement revenue.

7. Net capital requirements

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital.

Pacific International Securities (U.S.) Inc. follows the primary (aggregate indebtedness) method under rule 15c3-1 with the K(2)(i) exemption which requires it to maintain minimum net capital equal to the greater of $100,000 and one-fifteenth of aggregate indebtedness. The company had net capital at March 31, 2007 of $2,304,893 (2006: $1,872,537) representing an excess of $2,204,893 (2006: $1,761,910) over the required minimum of $100,000 (2006: $110,627).

8. Income tax

Under the International Financial Activity Act of the province of British Columbia, certain operations of the company qualify as prescribed activities for provincial tax relief thereby reducing the applicable statutory rate.

9. Future accounting policy change

Financial Instruments

In January 2005 the CICA issued new accounting standards comprising handbook sections 3855 "Financial Instruments – Recognition and Measurement," 3865 "Hedges," 1530 "Comprehensive Income," and 3251 "Equity," which became effective for year ends beginning November 1, 2006. The standards will increase harmonization with U.S. and international accounting standards.

9. Future accounting policy change (Continued)

Financial instruments (Continued)

The standards require that all financial assets be classified as held for trading, available-for-sale, held-to-maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value on the balance sheet with the exception of loans, receivables, and investments classified as held-to-maturity, which will be measured at amortized cost.

Changes in the fair value of held for trading securities will continue to be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income (OCI), until the financial asset is disposed of or becomes impaired.

Similarly, the standards require that all financial liabilities be measured at fair value on the balance sheet when they are held for trading or are derivatives. Other financial liabilities should be measured at amortized cost.

The standards permit an entity to designate certain financial instruments, on initial recognition, as instruments that it will measure at fair value, with gains and losses recognized in net income in the period in which they arise.

Derivatives will be classified as held for trading, unless they are specifically designated within an effective hedge relationship for which the standards specify the hedge accounting that would apply.

Accumulated OCI will be included on the balance sheet as a separate component of shareholder's equity and will include, on a net of tax basis, net unrealized gains and losses on available-for-sale securities, net gains and losses on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self sustaining foreign operations.

The company is currently assessing the transition impact that adopting these standards may have on the financial statements.

Pacific International Securities (U.S.) Inc. Schedule 1
Focus Report - Part IIA - Computation of Net Capital

As of March 31, 2007
(U.S. Dollars)

Firm ID: 127404

1		Total ownership equity (o/e)	$ 2,881,960
2		Deduct o/e not allowable for net capital	-
3		Total o/e qualified for net capital	2,881,960
4		Add:	
	A	Allowable subordinated liabilities	-
	B	Other deductions or credits	
		Description	
		NASD Rule 3020(b)(2)	(74,633)
5		Total capital and allowable subloans	2,807,327
6		Deductions and/or charges	
	A	Total non-allowable assets	(349,477)
	B	Secured demand note deficiency	-
	C	Cap charges for spot and commodity futures	-
	D	Other deductions and/or charges	-
7		Other additions and/or allowable credits	-
8		Net capital before haircuts	2,457,850
9		Haircuts on securities:	
	A	Contractual commitments	-
	B	Subordinated debt	-
	C	Trading and investment sec:	
	1	Exempted securities	-
	2	Debt securities	-
	3	Options	-
	4	Other securities	-
	D	Undue concentration	-
	E	Other	
		Description: haircut on foreign currency deposits	(152,957)
10		Net capital	$ 2,304,893

Pacific International Securities (U.S.) Inc.

Schedule 1 (Continued)

Focus Report - Part IIA - Computation of Net Capital

As of March 31, 2007
(U.S. Dollars)

Firm ID: 127404

11	Minimum net capital required (based on aggregate indebtedness)	$ 17,569
12	Minimum dollar requirement	$ 100,000
13	Net capital requirement (greater of line 11 or 12)	$ 100,000
14	Excess net capital	$ 2,204,893
15	Excess net capital @ 1000% (net capital - 10% of AI)	$ 2,278,540

Computation of aggregate indebtedness

16	Total AI liability from statement of financial condition	$ 263,548
17	Add:	
A	Drafts for immediate credit	-
B	Market value of sec borrowed where no equivalent value is paid or credited	-
C	Other unrecorded amounts	-
19	Total aggregate indebtedness	$ 263,548
20	Ratio of AI/NC	11%
29	Percentage of debt to debt equity	0%

Other Representations

As of March 31, 2007
(U.S. Dollars)

Firm ID: 127404

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2007. Pacific International Securities (U.S.) Inc. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2007. Pacific International Securities (U.S.) Inc. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2007. There have been no material inadequacies found to exist since the date of the last annual audit.

Pacific International Securities (U.S.) Inc. Schedule 3
Reconciliation of Computation of Net Capital

As of March 31, 2007
(U.S. Dollars)

Firm ID: 127404

Net capital per firm (per March 31, 2007 focus report submitted April 25, 2007)	$	2,304,893
Add: no adjustments		-
Deduct: no adjustments		-
Net capital per audited computation of net capital as at March 31, 2007	$	2,304,893

Pacific International Securities (U.S.) Inc. Schedule 4
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

March 31, 2007
(U.S. Dollars)

The Board of Directors
Pacific International Securities (U.S.) Inc.
Vancouver, BC

In planning and performing our audit of the financial statements and accompanying information of Pacific International Securities (U.S.) Inc. (the "company"), for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1 Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Pacific International Securities (U.S.) Inc.

Schedule 4 (Continued)

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

March 31, 2007
(U.S. Dollars)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate for the year ended March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Chartered Accountants

Vancouver, Canada
May 4, 2007


END